

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 26, 2006

Leonard E. Neilson
8160 South Highland Drive, Suite 104
Sandy, Utah 84093

> **Re:** **Trans Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed April 28, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2005,**
> **June 30, 2005 and September 30, 2005**
> **Filed June 21, 2005, August 18, 2005 and November 29, 2005**
> **Response Letter Dated March 30, 2006**
> **File No. 0-23530**

Dear Mr. Neilson:

   We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1.   We note that you have not filed your Form 10-KSB for the fiscal year ended December 31, 2005. We wish to remind you of your obligation to file your annual report within 90 days after the end of the fiscal year covered by the report. Please refer to General Instruction A to Form 10-KSB.

2.   Note that a letter dated April 24, 2006 was sent to you from Leslie A. Overton, Associate Chief Accountant, in response to your March 30, 2006 reply to our prior comment 11 regarding financial statements covering the acquisition of Arvilla, Inc.

3.   We are currently considering your request in response to prior comments 1, 2, 3, 8 and 9. However, in order to consider your request for future revision of the Form 10-K, please provide the proposed modifications in response to prior comment 7.

Report of Independent Registered Public Accounting Firm, page F-3

4.   We reviewed your response to prior comment 6 and we note that the reduction of the penalties was treated as a correction of an error and the financial statements were restated accordingly. Please request your independent auditors to add an explanatory paragraph to their report to highlight this restatement. Refer to AU Section 420.12.

c. Accounting Method, page F-10

5.   We note your response to prior comment 4 that the three-dimensional seismic surveys were performed in advance of your acquisition. We also note that no related costs have been incurred since inception nor are there any anticipated in the near future. Based on your response, it is still unclear how you accounted for your purchase during March 1998 of interests in approximately seventy-three miles of three-dimensional seismic data.

Form 10-QSB for the Quarter Ended March 31, 2005

Note 5 – Significant Events, page 11

6.   We reviewed your response to prior comment 9 and it does not appear that enough information has been provided for us to be in a position to agree with your conclusions. We, therefore, reissue prior comment 9. In your response, address the facts and circumstances identified in paragraph 17 of SFAS 141 that you considered to conclude that it was appropriate to account for the acquisition of Arvilla, Inc. as a purchase pursuant to SFAS No. 141. Support your position that you retained management and operating control through your management and the composition of the board of directors. In this regard, we note that Clarence E. Smith and Rebecca L. Smith both became directors of Trans Energy immediately following the acquisition and Clarence E. Smith became your new Chief Executive Officer approximately one month following the acquisition. We may have further comments.

Engineering Comments

S.F.A.S. 69 Supplemental Disclosures, page F-24

(4) Reserve Quantity Information, page F-25

7.   Your response 10 states you do not have a formal reserve report, but that
        "Management believes that the final reserve figures are based on reliable
        historical and current production data and provide an accurate estimate of
        Company reserves." Please furnish to us a compilation of your proved reserve
        estimates with the specified supporting information and in the format we
        described in our prior comment 10. You may contact us for assistance in this or
        any other matter.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or Barry Stem, Senior Assistant Chief Accountant, at (202) 551-3763 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director